COVER LETTER
Leonard E. Neilson
A PROFESSIONAL CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com

July 29, 2014

Securities and Exchange Commission
Office of Document Control
100 F Street NE
Washington, D.C. 20549

VIA: EDGAR

Re:	Canyon Gold Corp.
File No.	000-54851
Form 10-K (for the period ended April 30, 2014)

To Whom It May Concern:

Please find herewith transmitted by EDGAR, the Form 10-K filed on behalf of Canyon Gold Corp. for the fiscal year ended April 30, 2014.

Please direct all correspondences concerning this filing and Canyon Gold Corp. to this office.

Yours truly,

/s/ Leonard E. Neilson

Leonard E. Neilson, Attorney at Law, P.C.